ADAIAH DISTRIBUTION INC.
Poruka iela 3 Madona, LV-4801 Latvia
Telephone (775)375-5240 - adaiahdistribution@gmail.com

October 8, 2014

Ms. Mara L. Ransom
Ms. Liz Walsh
United States Securities and Exchange Commission
Division of Corporate Finance
Washington D.C.20549

Re:	Adaiah Distribution Inc. Amendment No. 5 to Registration Statement on Form S-1 Filed September 12, 2014 File No. 333-192895

Dear Ms. Ransom and Ms. Walsh,

We thank you for your review of Amendment No. 5 to our Registration Statement as filed on September 12, 2014. Based upon your comments on September 26, 2014 we have further amended the Registration Statement as follows:

Financial Information, page F-1

Statements of Operations, page F-4

1.
We note the adjustments you made to your financial statements in the most recent amendment related to the elimination of cost of sales when no sales occurred. However, it appears that you have made certain adjustments to your statement of cash flow such that it does not tie to the ending balance of cash. Specifically, it appears you have not compensated for the increase in inventory during the period. Please revise or explain in detail your accounting entries.

We have updated the financial statements through July 31, 2014. The issue with the cash flow and balance of cash has been resolved in the updated statements.

Financial Statements – April 30, 2014, page F-11

2.	Please update your interim financial statements to comply with Rule 8-08 of Regulation S-X.

We have updated the statements through the quarter ended July 31, 2014.

3.
We note your reference to the Independent Registered Public Accountant Report on page F-11 in relation to your unaudited April 30, 2014 financial statements. Please remove this reference, or respond to the substance of comment 17 in our letter dated July 29, 2014 as it relates to your inclusion of a reference to a report of your auditor on page F-11.

The reference to the Accountant Report has been removed.

ADAIAH DISTRIBUTION INC.
Poruka iela 3 Madona, LV-4801 Latvia
Telephone (775)375-5240 - adaiahdistribution@gmail.com

The company acknowledges that:

☐	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
☐
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

☐
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Nikolay Titov
Nikolay Titov
President